UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
☐   Check box if Amendment is material and Investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
When It Changed Inc. dba "Are.na"

Legal status of issuer

> *Form*
> Corporation

> *Jurisdiction of Incorporation*
> Delaware

> *Date of organization*
> July 29, 2014

Physical address of issuer
244 Canal St, 3R, New York, NY 10013

Website of issuer
https://www.are.na

Current number of employees
2

	Most recent fiscal year-end (December 31, 2019)	Prior fiscal year-end (December 31, 2018)
Total Assets	$25,916.00	$45,773.00
Cash & Cash Equivalents	$19,937.00	$43,254.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$190,939.00	$162,040.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$109,413.00	$32,337.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$ 156,460.00	-$312,830.00



APRIL 29, 2020

FORM C-AR

When It Changed Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by When It Changed Inc., a Delaware corporation (the "**Company**," "**Are.na**", as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission (the "**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The Securities Exchange Commission (the "SEC") does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation Crowdfunding (§ 227.100 et seq.) ("Regulation CF") which requires that it must file a report with the SEC annually and post the report on its website at www.are.na no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

This Form C-AR does not purport to contain all of the information that may be required to evaluate the Company. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or other materials supplied herewith. The delivery of this Form C-AR at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C-AR.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR.

When It Changed Inc. (the "**Company**") is a Delaware corporation, formed on July 29, 2014.

The Company is located at 244 Canal St, 3R, New York, NY 10013.

The Company's website is https://www.are.na.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company provides a software platform to collect and share images, documents, texts, videos and links online. The Company offers both a free subscription tier and a paid subscription tier for additional organizational features.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our products. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Adverse changes such as disasters, diseases and negative changes in government policy could result in significant losses to the Company.
Adverse changes such as public health crises, natural disasters, terrorist attacks and other outside events can adversely affect general commercial activity and the economies of many countries, which could materially adversely affect the business, financial condition and results of operations of the Company. For example, the outbreak of coronavirus (COVID-19) and its effect on the world in general, and on the financial market may affect the Company. The virus is likely to have a negative impact, given market turmoil, "social distancing," rise in cases, and efforts to contain the virus, as well as the potential impact to consumer confidence, employment and spending power. Revenue may be dependent on and sensitive to many other factors, including governmental monetary policies, economic and political conditions. Any such negative change could adversely affect the Company.

The cost of compliance with data security laws and regulations can adversely affect the Company's financial condition.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Loss or misappropriation of confidential customer or business information can have an adverse effect on the Company.
Through our operations, we collect and store certain personal information that our customers provide to purchase products, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised, and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our

reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure maintenance of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disrupt our operations and damage to our reputation, and cause a loss of confidence in our products, which could adversely affect our business/operating margins, revenues and competitive position. The expenses associated with secure maintenance could reduce our operating margins.

The Company depends on suppliers and contractors to meet its regulatory and contractual obligations to its customers and conduct its operations.

Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with laws or customer requirements in a timely and cost-effective manner. Likewise, the quality of the products may be adversely impacted if a contractor or a supplier of the products' ingredients do not meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters, diseases such as coronavirus (COVID-19) and others, and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component and could potentially lead to losses.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Daniel Pianetti and Charles Broskoski. The Company has entered into employment agreements with them although there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of Daniel Pianetti and Charles Broskoski or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Daniel Pianetti, and Charles Broskoski in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policy with respect to those individuals in the event of their death or disability. Therefore, if either of Daniel Pianetti or Charles Broskoski dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to multiple taxes in the United States, including payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business
The Company provides a software platform to collect and share images, documents, texts, videos and links online. We offer both a free subscription tier and a paid subscription tier for additional organizational features.

Business Plan
The Company is committed to bringing the best user experience to its customers through its software and services to collaboratively collect, archive and manage online information. The Company is solving the problem of collecting and managing online information in a time of overwhelming amount of content, social media feeds that are optimized for ads and inflexible tools. The Company product combines the productivity of work tools with the collaboration element of social networks. The Company's business strategy leverages its unique ability to design and develop its own application software and user experience to provide its

customers products and solutions with innovative design and superior ease-of-use. The markets and industry segments in which we offer our products are highly competitive.

As part of its strategy, the Company continues to expand its customer base by relying on:
- Network effect: the more people follow each other's activity on the platform, the more they will rely on it and invite friends.
- Marketing and social media outreach.
- Search engine traffic optimization.
- Direct outreach and sales. The Company's business model is built around a Free tier and a Premium tier ($45/year or $5/month) for additional organizational features. Tiers for businesses and teams will be added in the future. The Company aims to a growing market of knowledge workers and students. College students include a base of approximately 20,000,000 in the U.S. and approximately 150,000,000 worldwide. Knowledge workers include a base of approximately 60,000,000 in the U.S. and approximately 230,000,000 worldwide.

History of the Business
The Company was founded on July 29, 2014 by Charles Broskoski, Daniel Pianetti, Christopher Sherron and Morgan Sutherland. The founders worked on the platform as a side-project while working full-time jobs until June 2017 when the first investment allowed them to dedicate their full time to the Company and hire a Chief Technology Officer.

The Company's Products and/or Services

Product / Service	Description	Current Market
Web app	The web platform works on any major browser. On it users can sign up, collect, archive and share online content.	Creative individuals, educators, students, architects.
Mobile iOS app	The mobile app for iPhones is a streamlined version of the web app. On it users can sign up, collect, archive and share online content.	Creative individuals, educators, students, architects.

Our online website, search engines and our social media accounts are the main source of traffic and customer acquisition.

Competition
The Company's primary competitors are Pinterest, Dropmark, Notion, and Tumblr.

We operate in a highly competitive and rapidly changing global marketplace and compete with a variety of companies that offer services competitive with those we offer. We believe that the principal competitive factors in the industries in which we compete include: the quality of the customer community; the ability to build the product around the customer and not rely on an advertisement model; reputation and client references; competitive pricing; and the quality of services and solutions.

Supply Chain and Customer Base
We don't rely on any major supplier besides standard online services such as servers. Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

Our customers are primarily creative individuals, designers, educators, students, architects, artists, and small businesses.

Intellectual Property
The Company does not currently have any trademarks or patents.

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities as well as to the laws and regulations of international countries and bodies, such as the European Union . These laws and regulations are subject to change.

Litigation
None

Other
The Company's principal address is 244 Canal St, 3R, New York, NY 10013

The Company has the following additional addresses: 244 Canal St, 3R, New York, NY 10013.

The Company only conducts business in New York.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Charles Broskoski

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, July 2014 to Present.
Secretary, March 2015 to Present.
Director, July 2014 to Present.
Developer, July 2014 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO, Are.na, May 2017 to Present. Mr. Broskoski is responsible for the company's operations, product development and fundraising.
Full-stack Engineer, Artsy, December 2014 - May 2017. Mr. Broskoski led a team of developers.

Education
BFA from Parsons School of Design, Valedictorian, 2008

Name
Daniel Pianetti

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Treasurer, July 2014 to Present.

Product Development, July 2014 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Product Development, Are.na, May 2017 to Present. Mr. Pianetti is responsible for the product's strategy and business operations.
Partner/designer, web design agency "No Plans." June 2012 to Present. Mr. Pianetti is co-managing the agency's operations and creative direction.

Education
Bachelor at ECAL, Lausanne, Switzerland, 2010 (not completed)

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Charles Broskoski

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, July 2014 to Present.
Secretary, March 2015 to Present.
Director, July 2014 to Present.
Developer, July 2014 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO, Are.na, May 2017 to Present. Mr. Broskoski is responsible for the company's operations, product development and fundraising.
Full-stack Engineer, Artsy, December 2014 - May 2017. Mr. Broskoski was leading a team of developers.

Education
BFA from Parsons School of Design, Valedictorian, 2008

Name
Daniel Pianetti

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Treasurer, July 2014 to Present.
Product Development, July 2014 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Product Development, Are.na, May 2017 to Present. Mr. Pianetti is responsible for the product's strategy and business operations.
Partner/designer, web design agency "No Plans." June 2012 to Present. Mr. Pianetti is co-managing the agency's operations and creative direction.

Education

Bachelor at ECAL, Lausanne, Switzerland, 2010 (not completed)

Employees
The Company currently has 2 employees in New York.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date
Charles Broskoski	Full-time	July 1, 2017
Daniel Pianetti	Full-time	July 1, 2017

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	4,219,737
Voting Rights	One vote per share of Common Stock held.
Anti-Dilution Rights	No

Type of security	Convertible Note
Dollar Amount outstanding	$114,404
Maturity Date	June 14, 2019
Interest Rate	6.0%

Type of security	Simple Agreement for Future Equity (SAFE)
Dollar Amount outstanding	$120,000
Valuation Cap	$1,000,000-$5,000,000*
Interest Rate	N/A

*The SAFE issued in the year 2017 has a valuation cap of $1,000,000. All SAFEs issued in the years 2018 and 2019 have a valuation cap of $5,000,000.

Type of security	Common Stock Options
Amount outstanding	724,471
Expiration Date	July 2, 2029
Interest Rate	N/A

Type of security	Crowd Simple Agreement for Future Equity (SAFE)
Dollar Amount outstanding	$270,206*
Valuation Cap	$5,000,000
Discount Rate	20%

*This amount includes the percentage of proceeds transferred to the Intermediary and other fees.

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note	1	$100,000.00	Wages	June 14, 2017	Rule 506(b)
Simple Agreement for Future Equity (SAFE)	1	$5,000.00	Wages	October 7, 2017	Rule 506(b)
Simple Agreement for Future Equity (SAFE)	849	$270,206*	Wages	September 5, 2018	Regulation CF
Simple Agreement for Future Equity (SAFE)	3	$45,000.00	Wages	January 1, 2019	Rule 506(b)
Simple Agreement for Future Equity (SAFE)	1	$50,000.00	Wages	March 6, 2019	Rule 506(b)
Simple Agreement for	1	$20,000.00	Wages	April 8, 2019	Rule 506(b)

Future Equity (SAFE)					
Common Stock Options	5	Services	General Working Capital	July 2, 2019	Rule 701

*This amount includes the percentage of proceeds transferred to the Intermediary and other fees.

The price of the securities was determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

The Company has the following debt outstanding as of December 31, 2019: $190,939.00.

Ownership
A majority of the Company is owned by a few people. Those people are Charles Broskoski, Daniel Pianetti, Christopher Sherron, Christopher Barley, and Morgan Sutherland.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Charles Broskoski	34.7%
Daniel Pianetti	22.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (2018)

Total Income	Taxable Income	Total Tax
$57,070	-$349,265	$0

Operations
The Company expects to achieve profitability in the next 18 months by introducing a new higher tier of paid subscription for archival/offline features.

Liquidity and Capital Resources
As of December, 2019, we had $19,937 cash on hand, which will be used to execute our business strategy. The Company does not have any additional sources of capital.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes, Trends and Uncertainties and Other Information
The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer
Any securities sold pursuant to Regulation CF may not be transferred by any purchaser of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the U.S. Securities Act of 1933, as amended (the "**Securities Act**"), (3) as part of an Initial Public Offering ("**IPO**") or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the securities or any securities into which they are convertible, such transferring purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the purchaser may not transfer the securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms
- The Company does not have the right to repurchase the securities issued pursuant Regulation CF.
- The securities issued pursuant Regulation CF do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the securities issued pursuant Regulation CF, because the amount of capital stock to be issued is based on the occurrence of future events.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest
The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

Bad Actor Disclosure
None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

/s/Charles Broskoski

(Signature)

Charles Broskoski

(Name)

CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Charles Broskoski

(Signature)

Charles Broskoski

(Name)

Director

(Title)

4/29/2020

(Date)

/s/ Daniel Pianetti

_____

(Signature)

Daniel Pianetti

_____

(Name)

Director

_____

(Title)

4/29/2020

_____

(Date)

EXHIBIT A

Financial Statements

I, Charles Broskoski, the CEO of When It Changed Inc., hereby certify that

(1)   the accompanying unaudited financial statements of When It Changed Inc. thereto for the periods ending December 2019 included in this Form C-AR are true and complete in all material respects;

(2)   the tax return information of When It Changed Inc. included in this Form C-AR reflects accurately the information reported on the tax return for When It Changed Inc. filed for the fiscal year ended December 2018; and

(3)   that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 29, 2020.

 /s/Charles Broskoski (Signature)

Name: Charles Broskoski

Title: CEO

Date: April 29, 2020

WHEN IT CHANGED INC.

Unaudited Financial Statements for the Years Ended

December 31, 2019 and 2018

WHEN IT CHANGED INC.

BALANCE SHEET

As of December 31, 2019 and 2018

(Unaudited)

ASSETS	2019		2018	
Current Assets:				
Cash and cash equivalents	$	19,937	$	43,254
Prepaid expenses		2,519		2,519
Total Current Assets		22,456		45,773
Property and equipment, net		3,460		0
TOTAL ASSETS	$	25,916	$	45,773
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Liabilities:				
Current Liabilities:				
Accounts payable	$	2,025	$	0
Deferred revenue		45,841		24,967
Accrued interest on notes payable		14,404		8,404
Advances from founder		28,669		28,669
Convertible notes		100,000		100,000
Total Current Liabilities		190,939		162,040

TOTAL LIABILITIES	190,939	162,040
Stockholders' Equity:		
Common Stock $0.00001 par value, 10,000,000 shares authorized, 4,219,737 shares issued as of December 31, 2019 and 2018	42	42
Additional paid in capital	66,836	29,536
Additional paid in capital – SAFE (see Note 7)	372,404	302,000
Retained earnings	(604,305)	(447,845)
Total Stockholders' Equity	(165,023)	(116,267)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 25,916	$ 45,773

WHEN IT CHANGED INC.

STATEMENT OF OPERATIONS

For the Years Ended December 31, 2019 and 2018

	2019	2018
	$	$
Revenues	109,413	32,337
Operating Expenses:		
General and administrative	211,902	281,061
Technology expenses	40,079	27,063
Sales and marketing	7,606	31,043
Total Operating Expenses	259,587	339,167
Operating Income (Loss)	(150,174)	(306,830)
Other Expense		
Interest expense	6,286	6,000
Total Other Expense	6,286	6,000
Net Loss	$ (156,460)	$ (312,830)

WHEN IT CHANGED INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2019 and 2018

(Unaudited)

	Common Stock (Shares)	Common Stock (Value)	Additional Paid in Capital	Additional Paid in Capital-SAFE	Unearned Compen-sation	Accumu-lated Deficit	Total Stockholders' Equity
Balance as of December 31, 2017	4,219,737	$ 42	$ 29,536	$ 5,000	$ (22,153)	$ (135,015)	$ (122,590)
Share Based Compen-sation	0	0	0	0	22,153	0	22,153
Issuance of SAFE	0	0	0	297,000	0	0	297,000
Net Income (Loss)	0	0	0	0	0	(312,830)	(312,830)
Balance as of December 31, 2018	4,219,737	42	29,536	302,000	0	(447,845)	(116,267)
Share Based Compen-sation	0	0	37,300	0	0	0	37,300

Issuance of SAFE	0	0	0	70,404	0	0	70,404
Net Income (Loss)	0	0	0	0	0	(156,460)	(156,460)
Balance as of December 31, 2019	4,219,737	$ 42	$ 66,836	$ 372,404	$ 0	$(604,305)	$(165,023)

WHEN IT CHANGED INC.

STATEMENT OF CASH FLOWS

For the Years ended December 31, 2019 and 2018

(Unaudited)

	2019	2018
Cash Flows From Operating Activities		
Net Loss	$ (156,460)	$ (312,830)
Add back:		
Share-based compensation	37,300	22,153
SAFEs issued as compensation for services	5,404	0
Depreciation expense	318	0
Interest accrued on convertible note	6,000	6,000
Adjustments to reconcile net loss to net cash used in operating activities: Changes in operating assets and liabilities:		
Increase (Decrease) in deferred revenue	20,874	24,967
Net Cash Used In Operating Activities	(86,564)	(259,710)
Cash Flows From Investing Activities		
Purchase of property and equipment	(3,778)	0
Net Cash Used In Investing Activities	(3,778)	0

Cash Flows From Financing Activities

Issuance of SAFE	65,000	297,000
Proceeds from short-term loan, net	2,025	0
Net Cash Provided By Financing Activities	67,025	297,000
Net Change In Cash and Cash Equivalents	(23,317)	37,290
Cash and Cash Equivalents at Beginning of Period	43,254	5,964
Cash and Cash Equivalents at End of Period	$ 19,937	$ 43,254

Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	0	0

WHEN IT CHANGED INC.
NOTES TO FINANCIAL STATEMENTS
For the Years ended December 31, 2019 and 2018
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

When It Changed Inc. (which may be referred to as the "Company," "we," "us," or "our") is an online platform for managing links, images, texts, video files. Its social component gives the users the possibility to connect and give context to the information they collect. The Company's domain name is are.na.

Since Inception, the Company has relied on advances from founders and raising capital to fund its operations. As of December 31, 2019, the Company had negative capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with capital raised during 2019 and 2018 (see Notes 9 and 10), capital contributions from the founder and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company incorporated on July 29, 2014 in the State of Delaware. The Company is headquartered in New York, New York. The Company began operations in 2014.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2019, the Company is operating as a going concern. See Note 1 and Note 8 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had cash on hand totaling $19,937 and $43,254, respectively.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. Most of the revenue is recorded through on-line prepayments. Refunds are charged against revenue. As of December 31, 2019 and 2018, the Company did not have any outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2019.

Stock Based Compensation

Stock-based compensation expense reflects the fair value of stock-based awards measured at the grant date and recognized over the relevant vesting period. The Company estimates the fair value of each stock-based award on the measurement date using the Black-Scholes option valuation model which incorporates assumptions as to stock price volatility, the expected life of the options, risk-free interest rate and dividend yield.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2019 as the Company had no taxable income

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenue is recognized over the term of the contract or subscription agreement.

As of December 31, 2019 and 2018, respectively, the Company reported $98,834 and $32,337 of revenue and reported $45,851 and $24,967 of deferred revenue.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Reclassifications

Certain reclassifications of amounts previously reported have been made to the accompanying financial statements to maintain consistency between periods presented. The reclassifications had no impact on net income or stockholders' equity.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company has not yet filed its income tax return for the year ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2019.

NOTE 4 – CONVERTIBLE NOTE

The Company has issued $100,000 of 6% convertible notes (the "Notes") due June 14, 2019. The Notes are unsecured. The Notes are due on June 14, 2019 with accrued interest if the Notes do not covert prior to June 14, 2019. The Company holds the unilateral right to extend the maturity date to June 14, 2020 upon written notice to the holder on or before the original maturity date of June 14, 2019.

The Notes are automatically convertible into common stock on the completion of one or more equity or debt offering totaling $2,000,000 or more ("Qualified Financing") or the Notes may be converted at any time prior to the original or extended maturity date at the Note-holders' option. Interest can be included in the conversion or the Company can elect to pay some or all of the interest in cash. The conversion price upon the completion of a Qualified Financing or an optional conversion by the Note-holder is equal to the principal and interest outstanding divided by a price per share calculated by taking a valuation cap of $1,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes.

As of December 31, 2019, the convertible notes have not yet converted as a qualified financing had not yet occurred. The convertible notes are recorded as a liability until conversion occurs.

NOTE 5 – ADVANCES FROM RELATED PARTY

From time to time, the Company has received advances from one of its original founders. The amounts advanced to the Company totaled $28,669 and $28,669 as of December 31, 2019 and 2018, respectively. Amounts advanced are shown as "Advances from Founder" as a lability on the balance sheet.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 7 – STOCKHOLDERS' EQUITY

Issuance of SAFEs

During 2019, the Company executed Simple Agreements for Future Equity ("SAFE's") totaling $65,000. Upon the completion of an equity financing of $1,000,000 or more of common stock or preferred stock, or securities convertible into either common or preferred stock ("Qualified Financing"), the Company can elect to issue shares of safe preferred stock or continue the term of the SAFE. Safe preferred stock has the same rights except for the per share liquidation preference and the conversion price for the purposes of anti-dilution purposes will equal the safe price, and the basis for dividends will be based on the safe price. The number of shares to be issued will be the greater of the purchase price of the SAFE divided by either a) $5,000,000 divided by the amount of shares outstanding of the Company on a fully diluted basis or b) the price per share of the common or preferred stock sold in the Qualified Financing times 80%.

During January and February 2018, the company received $50,000 from a prior investor for the purchase of SAFE's. The SAFE was formally executed in March 2019. The SAFE is recorded as additional paid in capital – SAFE as of December 31, 2018 on the Balance Sheet. Upon the completion of an equity financing of $1,000,000 or more of common stock or preferred stock, or securities convertible into either common or preferred stock ("Qualified Financing"), the Company can elect to issue shares of safe preferred stock or continue the term of the SAFE. Safe preferred stock has the same rights except for the per share liquidation preference and the conversion price for the purposes of anti-dilution purposes will equal the safe price, and the basis for dividends will be based on the safe price. The number of shares to be issued will be the greater of the purchase price of the SAFE divided by either a) $5,000,000 divided by the amount of shares outstanding of the Company on a fully diluted basis or b) the price per share of the common or preferred stock sold in the Qualified Financing times 80%.

In May 2018, the Company issued 275,610 units of SAFE's for gross proceeds of $275,610 and net proceeds of $247,000. The Crowdfunded Offering was made through OpenDeal, Inc., (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary received a 5% commission fee and 2% of the securities issued in this offering. Upon the completion of Qualified Financing, the Company can elect to issue shares of safe preferred stock or continue the term of the SAFE. Safe preferred stock has the same rights except for the per share liquidation preference and the conversion price for the purposes of anti-dilution purposes will equal the safe price, and the basis for dividends will be based on the safe price. The number of shares to be issued will be the greater of the purchase price of the SAFE divided by either a) $5,000,000 divided by the amount of shares outstanding of the Company on a fully diluted basis or b) the price per share of the common or preferred stock sold in the Qualified Financing times 80%. The Company issued $5,404 of SAFE's to Open Deal, Inc. which was recorded during 2019.

In October 2017, the Company issued 5,000 units of SAFE's for $5,000. Upon the completion of an equity financing, the Company will issue either shares of standard preferred stock or shares of safe preferred stock. If the pre-money valuation is less than $1,000,000 the Company will issue standard preferred stock. If the pre-money valuation exceeds $1,000,000, the Company will issue Safe preferred stock. Standard preferred stock has the same rights as the stock offering in the equity financing. Safe preferred stock have the same rights except for the per share liquidation preference and the conversion price for the purposes of anti-dilution purposes will equal the safe price, and the basis for dividends will be based on the safe price.

NOTE 8 – STOCK-BASED COMPENSATION

Restricted Stock

During November 2017, the Company issued 210,987 shares of common stock to a collaborator as performance-based equity. The common shares vest over four years beginning in December 2017. In connection with the issuance of common stock, the Company recorded share based deferred compensation of $29,538 during 2017. Compensation cost charged to operations for these awards was $37,300 and $22,153 for the years ended December 31, 2019 and 2018. The Company reserves the right to repurchase the vested common stock upon an employee terminating employee with the Company at a price of the lesser of the current fair market value or $0.14 per share.

Stock Option Plan

The Company has a 2019 stock incentive plan ("2019 Plan') which permits the grant or option of shares to its employees for up to 864,284 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date or 110% of the fair value for significant stockholders based on management's determination of fair value. Stock awards generally vest over four years.

During 2019, the Company issued 724,471 stock options for Class B shares of non-voting common stock with an exercise price of $0.16 per share and expire in ten years. As of December 31, 2019, 43,264 stock options had vested. Options convert into common stock. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. As of December 31, 2019, no stock options were cancelled due to forfeitures. The expected dividend yield is zero based on the Company not anticipating to pay dividend in the foreseeable future. Below are the Black Scholes factors utilized by management:

Exercise price	$	0.16
Fair value share price	$	0.16
Expected volatility		60.0%
Expected term		4.00 years
Expected dividend rate		0.00%
Risk-free rate		1.62%
Fair value per share option	$	0.08

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2014 and incurred a loss for the period from Inception through December 31, 2019. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 10), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10– SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through March ____, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.